FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS
FOR THE PERIOD ENDED JUNE 30, 2004

(Santiago, Chile, July 23, 2004) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended June 30, 2004. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). June 2003 figures have been adjusted by the CPI variation year-to-year, equal to 0.6%. The figures expressed in US Dollars were calculated based on the June 30, 2004 exchange rate of 636.30 pesos per dollar.

The consolidated financial statements of Endesa Chile for the period ended June 30, 2004, include all of the Company’s Chilean subsidiaries, as well as its Argentinean subsidiaries (Hidroeléctrica El Chocón S.A. and Central Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Elétricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

Highlights for the Period

The net income of Endesa Chile for the first half of 2004 reached to US$51.8 million, which compares to US$75.7 million in the same period of 2003. The Company’s operating income increased by US$13.8 million and the non-operating result remained practically the same, resulting in a 9.5% improvement in net income before taxes. Income tax however, increased by US$63.1 million, leaving net income down by US$23.9 million compared to the previous year. The increase in taxes during this period arose mainly in Argentina because of a significant tax benefit registered in 2003 as a consequence of changes in deferred tax accounting rules in Argentina.

The main factors worth mentioning in relation to this first half of 2004 are:

a) The important improvements in operating results in Colombia and Argentina as a result of improved hydrology, reduced energy purchases due to greater generation and spot sales on those markets.

b) Increased rainfalls in April and June in the south of Chile, benefiting hydroelectric generation and recovering the reservoir water levels. This implied fewer energy purchases.

c) The determination in April this year of a node price for the SIC that is 6.2% higher in pesos and 18.8% higher in dollars, applicable from May to October 2004. This is a recognition by the authorities of the new domestic electricity scenario following the natural gas restrictions applied by Argentina.

d) The imminent incorporation of the Ralco plant (570 MW) in the SIC. With construction progress that is nearing the start of the testing period and a reservoir level that is reaching its limit, its start-up will contribute to alleviating the situation that has arisen from cuts supply of natural gas from Argentina.

e) The strong increase in demand for electricity in the countries where we operate, with average accumulated growth during the first half of 2004 higher than the same period of 2003. This growth reached 9.3% in Argentina, 4.4% in Brazil, 2.9% in Colombia, 7.3% in Chile and 4.2% in Peru.

f) The replacement of Disposition 27 in Argentina, in force since March 29, which limited natural gas exports to Chile to the volume exported during 2003, by Resolution 659 applicable since June 18 of this year. This resolution only allows export cuts that are necessary to meet domestic demand in Argentina.

g) The court judgment in favor of our generator in Brazil, Cachoeira Dourada, issued on June 16 of a court resolution revoking the provisional one issued in July 2003. This now establishes that the energy distributor CELG should pay 100% of the amounts considered in the initial contract signed between both companies, instead of 50%, including amounts due relating to 2003.

h) Refinancing debt permitting the release of all the guarantees and covenants conceded the previous year in connection with Endesa Chile financial strengthening plan, extending maturities and at comparable interest rates.

TABLE OF CONTENTS

HIGHLIGHTS FOR THE PERIOD	1
TABLE OF CONTENTS	3
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Thousand US$)	4
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Million Ch$)	5
MAIN EVENTS DURING THE PERIOD	6
OPERATING INCOME	7
NON OPERATING INCOME	8

CONSOLIDATED BALANCE SHEET ANALYSIS	9
Assets (Chilean GAAP, Thousand US$)	9
Assets (Chilean GAAP, Million Ch$)	9
Liabilities (Chilean GAAP, Thousand US)	9
Liabilities (Chilean GAAP, Million Ch$)	9
Indicator	10

CONSOLIDATED BALANCE SHEET (Chilean GAAP)	11
Assets (Million Ch$, Thousand US$)	11
Liabilities and shareholder’s equity (Million Ch$, Thousand US$)	12

CONSOLIDATED CASH FLOW (Chilean GAAP)	13
Effective cash flow (Thousand US$)	13
Effective cash flow (Million Ch$)	13

CASH FLOW FROM FOREIGN OPERATIONS (Chilean GAAP)	13
Effective cash flow (Million US$)	13

CONSOLIDATED CASH FLOW (Chilean GAAP)	14
Cash flows originated from operating activities (Million Ch$, Thousand US$)	14
Cash flows originated from financing activities (Million Ch$, Thousand US$)	14
Cash flows originated from investing activities (Million Ch$, Thousand US)	14

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES	15

MARKET RISK ANALYSIS	18

EXCHANGE AND INTEREST RATE RISK ANALYSIS	19

BUSINESS INFORMATION. MAIN OPERATING FIGURES	20

ENDESA CHILE’S OPERATING INCOME BREAK DOWN BY COUNTRY (Chilean GAAP)	22

ENDESA CHILE’S OWNERSHIP STRUCTURE	23

CONFERENCE CALL INVITATION	24

Consolidated Income Statement
(Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)

	As of June 2003	As of June 2004	Variation	% Var.
Operating Revenues	767,469	860,588	93,119	12.1%
Operating Expenses	(456,565)	(524,909)	(68,344)	(15.0%)
Operating Margin	310,903	335,679	24,776	8.0%

SG&A	(25,006)	(35,972)	(10,967)	(43.9%)

Operating Income	285,898	299,707	13,809	4.8%

Net Financial Income (Expenses)	(142,132)	(148,238)	(6,106)	(4.3%)
Interest Income	12,784	12,092	(692)	(5.4%)
Interest Expense	(154,916)	(160,330)	(5,414)	(3.5%)
Net Income from Related Companies	31,508	16,483	(15,025)	(47.7%)
Equity Gains from Related Companies	31,945	16,550	(15,395)	(48.2%)
Equity Losses from Related Companies	(437)	(67)	370	84.6%
Net other Non Operating Income (Expense)	(42,447)	(18,044)	24,403	57.5%
Other Non Operating Income	27,289	13,117	(14,172)	(51.9%)
Other Non Operating Expenses	(69,737)	(31,162)	38,575	55.3%
Positive Goodwill Amortization	(1,411)	(1,290)	121	8.6%
Price Level Restatement	3,266	2,004	(1,262)	(38.6%)
Exchange differences	7,955	5,525	(2,430)	(30.6%)
Non Operating Income	(143,262)	(143,.561)	(299)	(0.2%)

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	142,635	156,146	13,510	9.5%

Income Tax	(20,208)	(83,351)	(63,142)	(312.5%)
Extraordinary Items	-	-	-
Minority Interest	(60,514)	(34,968)	25,546	42.2%
Negative Goodwill Amortization	13,823	13,959	136	1.0%

NET INCOME	75,735	51,786	(23,949)	(31.6%)

Consolidated Income Statement
(Chilean GAAP, Million Ch$)

Table 1.2

(Chilean GAAP, Million Ch$)

	As of June 2003	As of June 2004	Variation	% Var.
Operating Revenues	488,340	547,592	59,252	12.1%
Operating Expenses	(290,512)	(334,000)	(43,487)	15.0%
Operating Margin	197,828	213,593	15,765	8.0%

SG&A	(15,911)	(22,889)	(6,978)	43.9%

Operating Income	181,917	190,703	8,787	4.8%

Net Financial Income (Expenses)	(90,736)	(94,324)	(3,588)	4.0%
Interest Income	8,134	7,694	(440)	(5.4%)
Interest Expense	(98,870)	(102,018)	(3,148)	3.2%
Net Income from Related Companies	20,048	10,488	(9,560)	(47.7%)
Equity Gains from Related Companies	20,327	10,531	(9,796)	(48.2%)
Equity Losses from Related Companies	(278)	(43)	235	(84.6%)
Net other Non Operating Income (Expense)	(26,712)	(11,482)	15,231	(57.0%)
Other Non Operating Income	17,364	8,346	(9,018)	(51.9%)
Other Non Operating Expenses	(44,076)	(19,828)	24,248	(55.0%)
Positive Goodwill Amortization	(898)	(821)	77	(8.6%)
Price Level Restatement	2,078	1,275	(803)	(38.6%)
Exchange differences	5,062	3,515	(1,546)	(30.6%)
Non Operating Income	(91,158)	(91,348)	(190)	0.2%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	90,759	99,355	8,597	9.5%

Income Tax	(12,859)	(53,036)	(40,177)	312.5%
Extraordinary Items	-	-	-
Minority Interest	(38,505)	(22,250)	16,255	(42.2%)
Negative Goodwill Amortization	8,796	8,882	87	1.0%

NET INCOME	48,190	32,952	(15,239)	(31.6%)

Main Events during the Period

Ralco project
The imminent incorporation of the Ralco plant (570 MW) into the SIC will provide an additional 15% to Endesa Chile installed capacity and contribute to absorbing the system’s increases in demand and alleviate the situation resulting from the natural gas supply restrictions from Argentina. The Ralco project is in its final stage and will soon start its programmed tests for ensuring the correct future functioning. The reservoir is practically at its maximum level.

Chilean Tariffs and Legislation
The monomic price of the Alto Jahuel Node, set in April this year with a load factor of 74.4%, was Ch$25.39 per KWh, equivalent to US$42.04 per MWh at the time of setting. This tariff, which is 6.2% higher in peso terms than that set previously in October 2003, is applicable from May this year and will cover the period to October 2004.

Financing
During the first quarter of this year, the Company signed a syndicated loan for US$ 250 million with an interest rate of Libor plus 1.15% to refinance bank debt and release the company from the guarantees of its subsidiaries Pehuenche and Pangue, also from borrowing and investment restrictions. A syndicated loan with BNP Paribas for US$ 60.4 million was also refinanced on similar conditions.

During June, a memorandum of understanding was signed for the refinancing of a loan of Central Costanera in Argentina amounting to US$47.7 million, at an interest rate of Libor plus 4.875%, to cover the period September 2004 to June 2006.

Operating Income

Consolidated operating revenues as of June 2004 increased by 12.1% compared to the first half of 2003, to a figure of US$860.6 million. Consolidated sales volumes of electricity also increased, as well as the average price associated to them. Nevertheless, variable costs increased and in a greater proportion to sales, reaching US$340.0 million. While own electricity generation grew, the company increased its thermal generation and also had to make energy purchases in the market to meet increased in demand. The total cost of fuel related to thermal generation increased by US$65.7 million, equivalent to a 161.9% rise, and energy purchase costs increased by US$16.2 million, a rise of 24.2%. Operating income for the first half of 2004 of US$299.7 million is 4.8% higher than that for the same period of 2003. This result is mainly due to improvements in Colombia and Argentina, offset partially by results in Chile.

In Chile, operating income was US$104.5 million a fall of 17.3% compared to the first half of 2003, mainly as a result of higher variable operating expenses. Hydroelectric generation as a proportion of total generation was less than in 2003, which included the contribution of Canutillar up to March of that year, but better hydrology compared to the first half of this year. Additionally, the unit cost of thermal generation was greater than in 2003 as a result of the Argentine natural gas restrictions. It should be noted that the SIC node price increase of 6.2 % in peso terms, and 18.8 % in dollars, applicable from May this year, was not enough to offset higher costs of thermal generation.

In Argentina, operating income for the first half of 2004 was US$30.0 million, a 33.6% increased over the US$ 22.5 million of the same period of 2003. This improvement was due the significant 9.3% increase in energy demand, which improved the results of El Chocón and Central Costanera. Despite the strong rise in sales in Argentina, which reached US$40.2 million, the operating margin only increased by US$7.5 million as a result of the higher costs of thermal generation due to the greater use of fuel oil rather than natural gas following the natural gas crisis in that market. The capacity of Central Costanera to operate not only with natural gas but also with fuel oil made this first half year notable for the greater dispatch by the thermal plant of our subsidiary.

In Brazil, the operating income of Cachoeira Dourada to June 2004 was US$12.2 million or 7.2% higher than the same period of 2003. Sales increased considerably by 32.5% to US$46.6 million as a result of the court resolution of June 16, which established that the customer CELG should pay for all the energy in accordance with the contract and not just 50% as of the previous court resolution stated in July 2003. First half of this year therefore included close to US$14.0 million of sales of the second half of 2003. A provision was also made for a further US$11.0 million pending a definitive agreement concerning the debts outstanding with CELG. The generation of Cachoeira Dourada increased by a significant 53.3% compared to the first half of 2003 following a more favorable hydrology. The generation not delivered to its sole contracted customer, CELG, was sold on the spot market reaching higher revenues than the year before.

In Colombia, the operating income in the first half of 2004 rose by 38.9% to US$101.6 million, representing improved results from both generating companies, Emgesa and Betania. Energy sales revenues increased 16.8% reflecting greater demand in the Colombian market and good hydrology, mainly in the northeast region where Emgesa operates. The better hydrology permitted a 19.9% increased in electricity generation volumes, a reduction in thermal generation costs and energy purchase costs.

In Peru, operating income in the first half of 2004 declined by 2.3% to US$ 51.4 million. Higher energy sales, reflecting firmer sales prices despite the lower sales volumes as a result of low hydrology, were insufficient to offset the higher variable generating costs of greater thermal dispatch and higher energy purchases.

The consolidated Cash Flows from Operations (Operating income + Depreciation & Operating Amortization) reached US$442.3 million during first half of 2004, 7.5% increased compared to the same period of 2003. The distribution by country of the EBITDA adjusted by ownership shows that Chile contributes with 53.2%, Colombia with 15.5%, Brazil with 8.9%, Peru with 9.4% and Argentina with 13.0%.

Non-Operating Income

The non-operating result for the first half of 2004 was a loss of US$143.6 million, compared to a loss of US$143.3 million the year before. This slight decrease is explained by US$15.0 million less net income from related companies, US$ 6.1 million higher net financial expenses, US$1.3 million less price level restatement and US$2.4 million less exchange differences, all this which was offset by US$24.4 million increased in net other non-operating income and expenses.

Net Income from related companies. The decrease of US$15.0 million on net income from related companies is mainly due to US$10.4 million of reduced net income from our Brazilian associate company CIEN because of the renegotiations with Copel had a negative effect during the first years, US$2.0 million of reduced net income from our related company Gasatacama Generación because of higher variable cost. The appreciation of the Chilean peso against US dollar also affected the results.

Net Financial Income (Expenses). US$6.1 million increase in net financial expenses was mainly due to US$5.0 million higher interest expenses in the first half of 2004 because of the new debt acquired to prepaid liabilities has higher interest rates than the old one, although negotiated at comparable rates correspond to longer term notes.

Price Level Restatement. The less favorable result of US$1.3 million in price-level restatements to US$2.0 million in the first half of 2004 from US$3.3 million during the same period of 2003, is mainly due to the lower inflation rate in Chile.

Exchange Differences. The US$2.4 million dollar decrease in exchange differences during first half of 2004 with respect to same period of 2003 is the result of US$5.5 million exchange difference gain registered during first half of 2004 compared to the US$8.0 million dollar gain with respect to the same period of 2003. This negative effect is due to the 7.2% depreciation of the Chilean peso against US dollar during first half of 2004, compared to a 2.7% appreciation in the same period of 2003.

Net Other Non Operating Income and Expenses. The decrease of US$24.4 million is explained by a reduction in non-operating expenses mainly due to lower provisions of contingency between CIEN and COPEL and lower provisions of obsolescence of fixed assets from our subsidiary in Brazil, Cachoeira Dourada.

Income Taxes. The first half of 2004 showed a very significant US$63.1 million increase in income taxes compared to the same period of 2003. Accumulated consolidated income tax to June amounted to a negative value of US$83.4 million, composed of a charge for income tax of US$50.0 million and US$33.4 million of deferred taxes. The increased charge compared to 2003 is related to deferred taxes, which in 2003 implied accounting for a US$48.7 million income. This deferred tax credit was mainly recorded as a result of the effect of the significant devaluation in Argentina as part of its Emergency Plan that arose when that country’s tax rules were amended. This rule for the first time recognizes the concept of exchange differences in the calculation of deferred taxes, transforming these into a credit for our Argentine companies.

Consolidated Balance Sheet Analysis

The evolution of the key financial indicators has been as follows:

Table 2
Assets (thousand US$)	As of June 2003	As of June 2004	Variation	% Var.
Current Assets	988,800	821,804	(166,995)	(16.9%)
Fixed Assets	8,280,403	7,624,748	(655,655)	(7.9%)
Other Assets	513,095	463,637	(49,458)	(9.6%)
Total Assets	9,782,297	8,910,190	(872,107)	(8.9%)

Table 2.1
Assets (million Ch$)	As of June 2003	As of June 2004	Variation	% Var.
Current Assets	629,173	522,914	(106,259)	(16.9%)
Fixed Assets	5,268,820	4,851,627	(417,193)	(7.9%)
Other Assets	326,482	295,012	(31,470)	(9.6%)
Total Assets	6,224,476	5,669,554	(554,922)	(8.9%)

The current assets decreased 16.9% or US$166.9 million principally due to US$115.5 million of lower other current assets, related to a reduction in the amount from coverage instruments due to the payment of the euro bond on July 24th of 2003. This is also due to US$61.1 million of lower amounts due from related companies. The company’s fixed assets and other assets reduced 7.9% and 9.6% respectively due to the 9.0% appreciation of the Chilean peso against US dollar exchange year to year.

Table 3
Liabilities (thousand US$) (1)	As of June 2003	As of June 2004	Variation	% Var.
Current liabilities	1,243,738	782,841	(460,897)	(37.1%)
Long-term liabilities	3,916,658	3,705,834	(210,824)	(5.4%)
Minority interest	2,266,534	2,010,431	(256,102)	(11.3%)
Equity	2,355,368	2,411,084	55,716	2.4%
Total Liabilities	9,782,297	8,910,190	(872,107)	(8.9%)

Table 3.1
Liabilities (million Ch$)	As of June 2003	As of June 2004	Variation	% Var.
Current liabilities	791,390	498,122	(293,268)	(37.1%)
Long-term liabilities	2,492,169	2,358,022	(134,147)	(5.4%)
Minority interest	1,442,195	1,279,238	(162,958)	(11.3%)
Equity	1,498,721	1,534,172	35,452	2.4%
Total Liabilities	6,224,476	5,669,554	(554,922)	(8.9%)
(1)	Ch$ figures divided as of June 2004 exchange rate of 1 US$ = Ch$ 636.30.

As of June 30, 2004, current liabilities plus long-term liabilities decreased 13.0% or US$671.7 million, as compared to June 30, 2003. This decrease is mainly explained by the effect of the Chilean peso against US dollar exchange rate, which played a significant role in the total liabilities reduction and also due to the partial prepayment of bank loans during the period with the cash generation of the company.

Table 4
Indicator	Unit	As of June 2003	As of June 2004	% Var
Liquidity	Times	0.80	1.05	31.3%
Acid ratio test *	Times	0.64	0.98	53.1%
Leverage **	Times	1.12	1.02	(8.9%)
Short-term debt	%	24.1	17.4	(27.6%)
Long-term debt	%	75.9	82.6	8.8%

*	Current assets net of inventories and pre-paid expenses
**	Compounds to the ratio = Total debt / (equity + minority interest)

The Company’s liquidity ratio has improved 31.3% to 1.05 as of June 2004 compared to the same period of 2003; acid ratio improved 53.1% to 0.98. Leverage has decreased as a consequence of the company’s positive operational performance and prepayment of financial debt, which together improved company’s liquidity. These are a consequence of the company’s refinancing plan that has increased the portion of long term vs. short-term debt. It is important to remember that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures.

Table 5.1
ASSETS	Million Ch$		Thousand US$

	As of June 2003	As of June 2004	As of June 2003	As of June 2004
CURRENT ASSETS
Cash	20,515	12,495	32,241	19,637
Time Deposits	81,877	132,168	128,677	207,713
Marketable Securities	7,994	4,347	12,563	6,832
Accounts Receivable, net	109,079	143,720	171,427	225,868
Notes receivable	815	361	1,281	567
Other accounts receivable	61,830	13,613	97,170	21,394
Amounts due from related companies	221,218	182,329	347,664	286,546
Inventories, net	12,494	13,743	19,635	21,598
Income taxes recoverable	21,962	7,896	34,515	12,409
Prepaid expenses	6,390	4,111	10,043	6,461
Deferred assets	4,957	1,550	7,791	2,436
Other current assets	80,042	6,580	125,793	10,342
Total current assets	629,173	522,914	988,800	821,804

PROPERTY, PLANT AND EQUIPMENT
Property	39,213	37,326	61,627	58,662
Buildings and Infrastructure	6,014,340	5,794,576	9,452,051	9,106,672
Plant and equipment	1,192,270	1,089,813	1,873,754	1,712,735
Other assets	52,585	54,956	82,642	86,368
Technical appraisal	709,906	643,701	1,115,679	1,011,632
Sub - Total	8,008,314	7,620,373	12,585,753	11,976,069
Accumulated depreciation	(2,739,494)	(2,768,745)	(4,305,350)	(4,351,320)
Total property, plant and equipment	5,268,820	4,851,627	8,280,403	7,624,748

OTHER ASSETS
Investments in related companies	189,518	182,217	297,844	286,369
Investments in other companies	81,382	73,928	127,898	116,185
Positive Goodwill	26,567	22,714	41,752	35,696
Negative goodwill	(80,976)	(74,089)	(127,261)	(116,437)
Long-term receivables	22,685	14,928	35,652	23,461
Amounts due from related companies	928	648	1,459	1,018
Intangibles	32,997	30,287	51,858	47,599
Accumulated amortization	(7,669)	(8,448)	(12,053)	(13,277)
Others	61,050	52,827	95,945	83,023
Total other assets	326,482	295,012	513,095	463,637

TOTAL ASSETS	6,224,476	5,669,554	9,782,297	8,910,190

Table 5.2
LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	As of June 2003	As of June 2004	As of June 2003	As of June 2004
CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	54,920	77,933	86,311	122,479
Current portion of long-term debt	106,477	103,809	167,338	163,144
Notes Payable	4,151	-	6,524	-
Current portions of bonds payable	381,567	76,142	599,665	119,664
Current portion of other long-term debt	35,466	24,431	55,738	38,396
Dividends payable	910	22,214	1,430	34,911
Accounts payable and accrued expenses	66,792	55,979	104,969	87,976
Miscellaneous payables	31,452	14,545	49,429	22,859
Amounts payable to related companies	42,320	88,368	66,510	138,877
Provisions	42,575	22,132	66,910	34,782
Withholdings	7,568	8,682	11,895	13,644
Income Tax	14,301	1,968	22,476	3,093
Deferred Income	107	78	168	122
Deferred Taxes	-	-	-	-
Other current liabilities	2,784	1,841	4,375	2,893
Total current liabilities	791,390	498,122	1.243.738	782,841

LONG-TERM LIABILITIES
Due to banks and financial institutions	839,865	329,476	1,319,920	517,799
Bonds payable	1,364,012	1,789,955	2,143,662	2,813,068
Due to other institutions	141,855	118,390	222,937	186,060
Accounts payable	17,740	16,212	27,879	25,478
Amounts payable to related companies	43,668	-	68,627	-
Accrued expenses	40,578	41,762	63,771	65,633
Deferred taxes	33,430	55,684	52,538	87,512
Other long-Term liabilities	11,023	6,544	17,323	10,284
Total Long-term liabilities	2,492,169	2,358,022	3,916,658	3,705,834

Minority interest	1,442,195	1,279,238	2,266,534	2,010,431

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,046,035	1,050,194	1,643,933	1,650,470
Capital revaluation reserve	11,506	8,402	18,083	13,204
Additional paid-in capital-share premium	207,450	207,657	326,025	326,350
Other reserves	73,993	63,596	116,287	99,947
Total Capital and Reserves	1,338,984	1,329,848	2,104,328	2,089,970
Accumulated surplus (deficit) during
development period of certain subsidiaries	-	-	-	-

Retained Earnings
Retained earnings	111,546	171,373	175,304	269,327
Net Income	48,190	32,952	75,735	51,786
Total Retained Earnings	159,737	204,324	251,040	321,113
Total Shareholders' Equity	1,498,721	1,534,172	2,355,368	2,411,084

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,224,476	5,669,554	9,782,297	8,910,190

Table 6
Effective Cash Flow (thousand US$)	As of June 2003	As of June 2004	Variation	% Var.
Operating	164,873	150,379	(14,494)	(8.8%)
Financing	(317,554)	(157,107)	160,446	50.5%
Investment	202,173	(30,584)	(232,757)	(115.1%)
Net cash flow of the period	49,492	(37,312)	(86,804)	(175.4%)

Table 6.1
Effective Cash Flow (million Ch$)	As of June 2003	As of June 2004	Variation	% Var.
Operating	104,909	95,686	(9,222)	(8.8%)
Financing	(202,059)	(99,967)	102,092	50.5%
Investment	128,643	(19,461)	(148,103)	(115.1%)
Net cash flow of the period	31,492	(23,742)	(55,234)	(175.4%)

Main aspects of the current period on the effective cash flow statement are:

a)

Cash flow from operating activities during first half of 2004 reached US$150.4 million, a decrease of 8.8% with respect to the same period of 2003. This results from a net income as of June 2004 of US$51.8 million, charges that do not represent cash flow of US$144.4 million, changes in assets that affect cash flow of US$34.9 million and changes in liabilities that affect cash flow of US$45.5 million.

b)

Net cash flow from financing activities reached a negative value of US$157.1 million as of June 2004. The main financing activities are debt amortizations by US$311.4 million offset by US$210.9 million of proceeds from loans.

c)

Cash flow from investment activities reached a negative value of US$30.6 million, from January to June of 2004 explained by additions to fixed assets of US$88.1 million corresponding to 84% of Chilean investment, which is basically Ralco construction. This was offset by US$9.7 million of collection upon loans to related companies and US$59.9 million of other income on investments.

Cash Flow From Foreign Operations
(Chilean GAAP)

Table 7
Effective Cash Flow (Million US$)	As of June 2004

	Dividends	Capital Red.	Interests	Intercompany Amortiz.	Total
Argentina	-	-	3.2	21.1	24.3
Brazil	-	-	-	-	-
Colombia	-	-	13.9	-	13.9
Peru	6.2	3.9	-	-	10.1
Associate Companies	-	7.5	4.9	6.0	18.4
Investment Companies	-	0.9	0.1	-	1.0
Total	6.2	12.3	22.1	27.1	67.7
(2)	The figures expressed in dollars were calculated based on the first half exchange rate.

Table 8
	Million Ch$		Thousand US$

	As of June 2003	As of June 2004	As of June 2003	As of June 2004
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
Net income (loss) for the period	48,190	32,952	75,735	51,786

(Profit) loss in sale of assets
(Profit) loss in sale of assets	6,314	(224)	9,923	(352)
Charges (credits) which do not represent cash flows:	73,043	91,852	114,793	144,353
Depreciation	105,679	89,567	166,084	140,762
Amortization of intangibles	926	839	1,455	1,319
Write-offs and provisions	-	6,695	-	10,521
Amortization of positive goodwill	898	821	1,411	1,290
Amortization of negative goodwill (less)	(8,796)	(8,882)	(13,823)	(13,959)
Accrued profit from related companies (less)	(20,327)	(10,531)	(31,945)	(16,550)
Accrued loss from related companies	278	43	437	67
Net, price-level restatement	(2,078)	(1,275)	(3,266)	(2,004)
Net exchange difference	(5,062)	(3,515)	(7,955)	(5,525)
Other credits which do not represent cash flow (less)	(7,386)	(658)	(11,608)	(1,034)
Other charges which do not represent cash flow	8,910	18,749	14,003	29,466
Assets variations which affect cash flow:	(58,410)	(22,205)	(91,796)	(34,897)
Decrease (increase) in receivable accounts	(55,455)	(1,112)	(87,153)	(1,747)
Decrease (increase) in inventories	(2,135)	(2,141)	(3,356)	(3,365)
Decrease (increase) in other assets	(819)	(18,953)	(1,287)	(29,786)
Liabilities variations which affect cash flow:	(2,735)	(28,938)	(4,298)	(45,479)
Accounts payable related to operating results	(46,754)	(8,299)	(73,478)	(13,043)
Interest payable	(1,281)	3,435	(2,013)	5,398
Income tax payable	(6,960)	(4,819)	(10,938)	(7,574)
Accounts payable related to non operating results	46,586	(14,908)	73,214	(23,429)
Accrued expenses and withholdings	5,674	(4,347)	8,917	(6,831)
Minority Interest	38,505	22,250	60,514	34,968
Net Positive Cash Flow Originated from Operating Activities	104,909	95,686	164,873	150,379

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
Shares issued and subscribed
Proceeds from loans wired	144,155	134,216	226,551	210,931
Proceeds from debt issuance	32,907	17,292	51,717	27,176
Proceeds from loans obtained from related companies	-	3,013	-	4,735
Capital distribution	(10,011)	(4,047)	(15,734)	(6,360)
Other financing sources	6,370	7,432	10,011	11,680
Dividends paid	(28,599)	(41,344)	(44,946)	(64,975)
Loans, debt amortization (less)	(173,936)	(198,114)	(273,355)	(311,353)
Issuance debt amortization(less)	(134,207)	(8,473)	(210,919)	(13,316)
Amortization of loans obtained from related companies	(4,157)	(3,093)	(6,533)	(4,861)
Amortization of expenses in issuance debt	-	(467)	-
Other disbursements related to financing(less)	(34,581)	(6,382)	(54,346)	(10,030)
Net Cash Flow Originated from Financing Activities	(202,059)	(99.967)	(317,554)	(157,107)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	153,279	223	240,891	350
Sale of related companies	-	2,588	-	4,067
Collection upon loans to related companies	10,753	6,201	16,900	9,745
Other income on investments	48,929	38,091	76,896	59,863
Additions to fixed assets (less)	(84,294)	(56,063)	(132,475)	(88,107)
Investments in related companies (less)	(25)	-	(39)	-
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	-	(10,477)	-	(16,465)
Other investment disbursements(less)	-	(23)	-	(37)
Net Cash Flow Originated from Investment activities	128,643	(19,461)	202,173	(30,584)

Net Positive Cash Flow for the period	31,492	(23,742)	49,492	(37,312)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(26,396)	9.663	(41,483)	15,186
NET VARIATION OF CASH AND CASH EQUIVALENT	5,097	(14,079)	8,010	(22,126)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	124,962	164,956	196,388	259,242
FINAL BALANCE OF CASH AND CASH EQUIVALENT	130,058	150,877	204,398	237,117

Most important changes in the markets where the company operates

ARGENTINA

The shortage of natural gas in the Argentine market led the Argentine government to take actions to face the crisis. The principal measures taken have been: delay programmed maintenance of the Embalse nuclear plant, restrict the export of electricity to Uruguay, restrict surplus natural gas exports, import energy from Brazil, negotiate the import of natural gas from Bolivia (which began in early June this year) and import liquid fuels from Venezuela.

  Regarding the restrictions on natural gas exports, the authority issued Resolution 659 which replaces Disposition 27, canceling the limit on exports to the volume exported in 2003 and permitting cuts in exports to only those needed to meet Argentina’s energy demand for gas. This reduced gas cuts to Chile from 7 million m3 per day in the first fortnight to some 3 million m3 per day in the second fortnight of June.

  The Argentine Secretary of Energy opened a tender in May for the import of energy from Brazil. Tractebel with maximum 500 MW won the tender for the June-August 2004 quarter.

  By Decree PEN 181/04, the Secretary of Energy was authorized to make agreements with natural gas producers for setting the way for the recovery of prices. The authorities intention would be to raise the price to US$1.0 per MMBTU, which would be approximately 80% of the pre-crisis value, by the end of 2006. In the case of large users, this value would be reached by July 2005.

  Decree PEN 180/04 introduces changes in natural gas transactions with the creation of an electronic market and a fiduciary fund for financing investments in the transportation and distribution system. Another modification obliges large consumers to stop buying gas from distributors and to do so directly from the producers.

  Resolution 657 was issued modifying the cuts mechanism set out in Decree 180/04, as this could go against the philosophy of long-term gas transportation and distribution contracts with which the principal combined cycle plants operate in the greater Buenos Aires area. However, this has not so far been enforced.

  In February, Resolution SE-0093/2004 was applied which establishes a seasonal market price differentiation by type of customer. The tariff was maintained for residential users and a rise of around 70% was applied to mid-sized customers and of 100% to large users.

  During May, the first price rise was applied to generators market prices. The rise in gas prices was transferred to recognize production variable costs by CAMMESA, which explains the rise in the spot price as from May 31 (amounts of around Ar$ 35 per MWh).

  Resolution 426-04 establishes that registration of new contracts in the term market could be done semi-annually (seasonal programming) and their term will be of two or more half-yearly periods.

BRAZIL

  The Ministry of Mines and Energy has been coordinating with its Argentine equivalent the export of energy from Brazil to Argentina. The Argentine Secretary of Energy in May organized a tender for the import of energy from Brazil. Tractebel won the tender with a maximum 500 MW for the period June-August 2004. CIEN will receive a toll amounting to 10.5 R$ per kW per month for the energy transmitted.

  In June 2004, Goiás State judge ordered the revocation of the resolution that favored CELG and which supported payments at below those contracted for energy supplies. The decision means that Celg has to comply with the original contract and CDSA can make demand for the payments due from July 2003 to date. The two companies are in conversations to seek an agreement to pay the past-due amounts which, until now, amount to close to R$ 222.6 million in fines and interest, under the terms of the original supply contract.

CHILE

  On March 13, Law 19,940 (Short Law) was promulgated whose principal aspects are:

    To modify the electricity transportation regime

    To reduce from 10% to 5% the gap between the regulated price and free customers prices

    To permit customers for between 500 kW and 2.000 kW to choose to be either free or regulated customers.

  The CNE sent a final report on Node Prices, which contemplates a monomic price at Alto Jahuel of US$42.04 per MWh.

  In March 2004, the increased gas consumption in Argentina and the lack of investment in gas extractions led the Argentine authorities to establish measures for forcing restrictions on natural gas to Chile, specifically Resolution 659. Disposition 27 has reduced these limitations with the replacement of this Resolution.

  The SEC issued Resolution 754, which set the priorities for natural gas consumption. This gives priority to residential, commercial and hospital center consumers; secondly to the supply of minimum gas for generating plants to guarantee a safe operation in the electricity system, and finally industries and plants that can operate with diesel. The SEC also created a commission in the SIC and another in the SING to monitor the energy situation. Various market participants opposed this resolution and, in particular, by Endesa Chile, asking the SEC to clearly set out the compensation procedures should there be transfers of gas between consumers.

  The government has ordered ENAP to form a consortium with private-sector companies to study the possibility of building a liquefied natural gas (LNG) gasification plant under an international tender for supplying this fuel. Endesa Chile, Colbún and AES Gener have said they will study this initiative.

  As from May 28, the Argentine government applied a withholding tax of 20% on the natural gas exported. This directly affects Chile, which buys almost 90% of Argentina’s gas exports.

COLOMBIA

  The Document CONPES 3281 orders the sale of the state holding in several companies including ISA and the electricity distributors. The government will sell its holding in ISA, beginning during the rest of this year with 19% of its holding. The nation will retain a majority shareholding with 40% ownership and the holdings of other public-sector shareholders, thus achieving more than 50%. With this, it intends to control certain strategic decisions without affecting the normal business of the company.

  The CREG published Resolution 050-2004, which contains a proposed calculation and assignment of the Reliability Charge covering the period from November 2006 and replaces the present capacity charge payment. Comments from different interested parties will be received up to December 2004.

PERU

  The Peruvian electricity sector has been suffering from its most serious drought in 10 years. This has coincided with electricity demand that has been increasing by around 6% annually. There is therefore a wide difference between regulated market prices and free prices. The regulated market price is approximately US$ 25 per MWh and the free market US$100 per MWh.

  The distributors Hidrandina, Electronoroeste (ENOSA) and Electrosurmedio and Electrocentro, owned by the state, show contract deficits this year. The COES has ordered pro rata withdrawals from these companies as a function of sales of capacity by system generators. In the last week of June, the Minister of Energy and Mines met with representatives of the distribution and generating companies suggesting that the losses be assumed between January and June by the private distributors and thereafter and until December by Electroperú. The latter company did not accept this so a final agreement has been stalled.

  On April 13, the tariff setting report for the period May-October 2004 was published. This establishes a peak-hour energy price of 11.49 cents of soles per kWh, an off-peak price of 7.71 cents per kWh and a capacity charge of US$16.09 per kW month.

  In May 2004, the additional payment for capacity came into force (by dispatch), which considers 20% of the capacity income package.

  Natural gas from Camisea reached Lima in June, specifically the City Gate of Turín where the first tests were carried out in order to start sales on August 9.

Market risk analysis

Argentina

-Hydrological risk: During the half-year, the hydrology at Comahue (south) was below the historical average while contributions by the Uruguay river have had an 80% probability of surplus during the last quarter.
- Fuel prices: Natural gas prices will be gradually increased to reach around US$ 1 per MMBTU by July 2005. The first stage was carried out in May with an increase of over 20% for the gas used by plants in the Greater Buenos Aires. This increase is passed on market prices through the fortnightly re-declaration of plant production variable costs. Natural gas supply problems together with scarce hydrology have led to the consumption of fuel oil and diesel oil at levels similar to the early 1990s. This has greatly increased the system’s production costs.
- Variation in demand: Demand increased by an accumulated 9.3% in the first half of 2004.

Brazil

- Hydrological risk: The south sub-system recovered its reservoir levels in May and June to those higher than the year before. The system as a whole has above-average reservoir levels.
- Fuel prices: Fuel prices for the thermal generation are irrelevant for the Company as our installed capacity in Brazil is totally hydroelectric.
- Variation in demand: Demand increased over 4.4% in the first half of 2004.

Chile

- Hydrological risk: The probability of an accumulated surplus at June 30, 2004 is 60.1%, which represents a normal-dry hydrology in the system. On the other hand, according to information available at July 1, 2004 and should the forecasted weather conditions persist, it is highly probable that the hydrological year 2004-2005 will reach 80% probability of surplus.
- Fuels risk: Because of the shortage of Argentine gas, the authorities have restricted gas exports to Chile. These restrictions have impacted on the normal dispatch of the combined cycle plants, thus forcing the use of liquid fuels and increasing the system’s costs. With respect to diesel and coal prices, these have risen on the international markets.
- Variation in demand: Demand increased near 7% in the first half of 2004.

Colombia

- Hydrological risk: The hydrology level has been good and better than in the same period of 2003, especially in the north-east zone where Emgesa is located.
- Fuel prices: Due to the mechanism of declaration of offers, fuel prices are just one component of the declared price. In dry conditions, the declared price could rise due to the perceptions of participants.
- Devaluation risk: Devaluation would affect contract revenues, as the tariff is monomic and signed in Col$. Sales revenues on the exchange could be affected if generators do not include in their offers the value of the devaluation.
- Variation in demand: Demand increased near 3.2% in the first half of 2004.

Peru

- Hydrological risk: The total volume stored in lakes and reservoirs at June 30 was 144.58 million m3, representing 51.21% of total capacity and being 40.21% below the average for the last 2 years. The Endesa group is a net spot seller so the risk of dry hydrological conditions is low.
- Fuel prices: The international oil price directly affects the price of liquid fuels, which are used by most thermal plants, so system energy prices are affected. 76% of Endesa Chile installed capacity in Peru is hydroelectric and the company is also a net seller on the spot market, so fuel price increases do not represent a large risk.
- Variation in demand: Demand increased over 5.7% in the first half of 2004.

Exchange and interest rate risk analysis

The Company has a high percentage of its loans denominated in US dollars as most of its sales in the different markets in which it operates have a high degree of indexation to the dollar. The Brazilian and Colombian markets have the least dollar indexation, so the subsidiaries in those markets have higher borrowings in local currency. In the case of Argentina, a large proportion of sales come from the export of energy contracts to Brazil, which is indexed to the dollar and thus reduces the exchange risk exposure in that country.

Despite this natural exchange risk hedge, the Company has continued with its policy of partially hedging its dollar liabilities in a scenario of high dollar volatility in order to absorb the fluctuations caused to the results by exchange rate changes. Taking into account the important reduction in the accounting mismatch position to more prudent levels in recent years, the Company has modified its dollar-peso hedging policy to establish a maximum permissible mismatch position for carrying out hedging transactions.

Ay June 30, 2004, the Company in consolidated terms has covered in Chile, through dollar-peso forward contracts, an amount of US$ 10 million, compared to US$ 193 million at the same date of the year before. The change is due to the reduction in the accounting mismatch, basically because of the reduction in dollar debt, and the above-mentioned change in policy

Regarding interest rate risk, the Company has approximately 87 % and 13 % of its debt at fixed and variable rates respectively at June 30, 2004. The percentage at fixed rates has increased compared to the 72% / 28 % proportion at the same date in 2003, due to the low market interest rates which allowed the Company to fix its debt at more attractive rates.

Business Information
Main Operating Figures

Table 9
January-June 2004 (GWh)	Chocon	Costanera	Betania	Emgesa	Cachoeira	Edegel	Chile
Total energy generation	1,663.0	4,276.0	869.8	5,218.1	1,575.2	2,238.8	7,786.9
Hydro generation	1,663.0	-	869.8	5,172.6	1,575.2	2,086.6	5,429.5
Thermo generation	-	4,276.0	-	45.5	-	152.2	2,357.4
Energy purchases	68.0	36.0	280.9	1,423.9	259.6	102.1	842.5
Related company purchases	-	-	-	-	-	-	2,492.6
Related company purchases at Spot	-	-	-	-	-	-	235.3
Other generator purchases	-	-	-	59.3	-	66.9	539.1
Spot purchases	68.0	36.0	280.9	1,364.6	259.6	35.2	303.4
Losses and proper consumption	-	153.0	-	50.1	-	102.0	114.2
Total energy sales	1,732.0	4,159.0	1,151.1	6,592.2	1,834.8	2,238.9	8,515.3
Regulated prices sales	-	-	519.7	2,635.8	1,435.2	761.3	5,263.6
Non Regulated prices sales	441.0	358.0	-	1,434.3	111.7	863.1	2,471.2
Spot sales	1,291.0	3,801.0	631.4	2,522.1	287.9	614.5	780.5
Related company sales	-	-	-	-	-	-	2,727.9
Market sales (%)	4.2%	10.0%	3.6%	20.6%	1.0%	24.4%	37.8%

January-June 2003 (GWh)	Chocon	Costanera	Betania	Emgesa	Cachoeira	Edegel	Chile
Total energy generation	2,113.0	1,432.8	697.1	4,380.0	1,027.5	2,443.6	8,533.6
Hydro generation	2,113.0	-	697.1	4,254.8	1,027.5	2,435.4	6,646.2
Thermo generation	-	1,432.8	-	125.2	-	8.2	1,887.4
Energy purchases	321.0	419.0	501.1	1,485.8	651.1	76.4	962.5
Related company purchases	-	-	-	305.5	-	-	1,781.0
Related company purchases at Spot	-	-	-	-	-	-	-
Other generator purchases	-	-	-	15.1	-	-	305.5
Spot purchases	321.0	419.0	501.1	1,165.2	651.1	-	657.0
Losses and proper consumption	-	41.8	-	47.4	-	111.0	206.3
Total energy sales	2,434.0	1,810.0	1,197.9	5,818.7	1,678.7	2,409.0	9,289.9
Regulated prices sales	-	-	275.4	2,792.2	1,610.4	677.2	4,986.7
Non Regulated prices sales	1,117.0	903.0	-	1,218.1	-	826.4	2,856.4
Spot sales	1,317.0	907.0	617.0	1,808.4	68.3	905.4	1,446.8
Related company sales	-	-	305.5	-	-	-	1,781.0
Market sales (%)	5.6%	3.7%	3.6%	17.4%	1.1%	27.8%	44.2%

Table 9.1
January-June 2004 (GWh)	Endesa	Pangue	Pehuenche	San Isidro	SIC	SING	Chile
Total energy generation	4,405.9	356.0	1,464.5	1,316.7	7.543,1	243.8	7,786.9
Hydro generation	3,609.0	356.0	1,464.5	-	5.429,5	-	5,429.5
Thermo generation	796.8	-	-	1,316.7	2.113,6	243.8	2,357.4
Energy purchases	3,036.8	235.3	-	71.1	615,3	227.2	842.5
Related company purchases	2,492.6	-	-	-	2.492,6	-	2,492.6
Related company purchases at Spot	-	235.3	-	-	235,3	-	235.3
Other generator purchases	539.1	-	-	-	539,1	-	539.1
Spot purchases	5.1	-	-	71.1	76,2	227.2	303.4
Losses and proper consumption	89.4	2.1	13.6	6.5	111,6	2.5	114.2
Total energy sales	7,353.2	589.2	1,450.9	1,381.3	8.046,8	468.5	8,515.3
Regulated prices sales	5,211.3	-	26.3	26.0	5.263,6	-	5,263.6
Non Regulated prices sales	1,623.6	-	53.8	325.2	2.002,7	468.5	2,471.2
Spot sales	283.0	-	487.9	9.6	780,5	-	780.5
Related company sales	235.3	589.2	882.9	1,020.4	2.727,9	-	2,727.9
Market sales (%)	41.6%	0%	3.3%	2.1%	47,0%	8.7%	37.8%

January-June 2003 (GWh)	Endesa	Pangue	Pehuenche	San Isidro	SIC	SING	Chile
Total energy generation	4,863.1	489.8	1,745.2	1,160.8	8,258.8	274.8	8,533.6
Hydro generation	4,411.3	489.8	1,745.2	-	6,646.2	-	6,646.2
Thermo generation	451.8	-	-	1,160.8	1,612.6	274.8	1,887.4
Energy purchases	2,123.9	226.4	-	197.7	767.0	195.5	962.5
Related company purchases	1,781.0	-	-	-	1,781.0	-	1,781.0
Related company purchases at Spot	-	-	-	-	-	-	-
Other generator purchases	305.5	-	-	-	305.5	-	305.5
Spot purchases	37.5	226.4	-	197.7	461.5	195.5	657.0
Losses and proper consumption	109.3	5.1	12.4	76.6	203.4	2.9	206.3
Total energy sales	6,877.7	711.1	1,732.7	1,281.9	8,822.4	467.5	9,289.9
Regulated prices sales	4,338.2	585.6	30.8	32.1	4,986.7	-	4,986.7
Non Regulated prices sales	2,010.6	0.1	69.4	308.8	2,388.8	467.5	2,856.4
Spot sales	528.9	125.4	758.0	34.6	1,446.8	-	1,446.8
Related company sales	-	-	874.6	906.4	1,781.0	-	1,781.0
Market sales (%)	43.2%	4.5%	5.4%	2.4%	55.5%	9.2%	44.2%

Endesa Chile’s Operating Income break down by country
(Chilean GAAP)

Table 10
	Million Ch$		Thousand US$

	Jan.- June 2003	Jan.- June 2004	Jan.- June 2003	Jan.- June 2004	% Var.

Operating Revenues	488,340	547,592	767,469	860,588	12.1%
Energy sales:
Chocón	18,522	15,566	29,110	24,464	(16.0%)
Costanera	40,751	69,280	64,044	108,880	70.0%
Betania - Emgesa	117,408	137,127	184,517	215,507	16.8%
Cachoeira	22,373	29,652	35,161	46,600	32.5%
Edegel	62,036	73,019	97,495	114,755	17.7%
Chile	215,593	209,080	338,823	328,587	(3.0%)
Other revenues:	11,656	13,868	18,319	21,794	19.0%

Operating Expenses	(290,512)	(334,000)	(456,565)	(524,909)	(15.0%)
Chocón	(17,419)	(12,599)	(27,375)	(19,801)	27.7%
Costanera	(26,537)	(51,810)	(41,705)	(81,423)	(95.2%)
Betania - Emgesa	(69,045)	(70,729)	(108,510)	(111,157)	(2.4%)
Cachoeira	(14,309)	(14,323)	(22,488)	(22,510)	(0.1%)
Edegel	(24,885)	(36,641)	(39,109)	(57,585)	(47.2%)
Chile	(138,318)	(147,897)	(217,378)	(232,433)	(6.9%)

Operating Margin	197,828	213,593	310,903	335,679	8.0%

SG&A	(15,911)	(22,889)	(25,006)	(35,972)	(43.9%)
Chocón	(238)	(279)	(373)	(438)	(17.3%)
Costanera	(790)	(1,072)	(1,241)	(1,685)	(35.7%)
Betania - Emgesa	(1,947)	(1,852)	(3,060)	(2,911)	4.9%
Cachoeira	(806)	(7,547)	(1,267)	(11,861)	(836.1%)
Edegel	(4,096)	(4,227)	(6,437)	(6,643)	(3.2%)
Chile	(8,035)	(7,912)	(12,628)	(12,434)	1.5%

Operating Income	181,917	190,703	285,898	299,707	4.8%

Endesa Chile’s Ownership Structure, as of June 30, 2004
Total Shareholders: 26,364. Total Shares Outstanding: 8,201,754,580

Table 11

Shareholder	% Holding
Enersis	59.98%
Chilean Pension Funds	21.48%
ADR’s	4.17%
Individuals	6.31%
Others	8.06%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended June 30, 2004, on Thursday, July 29, 2004, at 11:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 847 87 04, international.
Dial-In number: 1 (800) 265 02 41
Passcode I.D.: 30831463

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 20698115

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call you may access www.endesa.cl, (please not that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: July 23, 2004	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager